UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30031 / April 10, 2012

FORWARD FUNDS
FORWARD MANAGEMENT, LLC
FORWARD SECURITIES, LLC

101 California Street, Suite 1600
San Francisco, CA 94111

 (812-13996)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM RULE 12d1-2(a) UNDER THE ACT

Forward Funds, Forward Management, LLC, and Forward Securities, LLC filed an
application on January 4, 2012, requesting an order under section 6(c) of the Investment
Company Act of 1940 ("Act") granting an exemption from rule 12d1-2(a) under the Act.
The order would permit open-end management investment companies relying on rule
12d1-2 under the Act to invest in certain financial instruments.

On March 15, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 29982). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless
a hearing was ordered. No request for a hearing has been filed, and the Commission has
not ordered a hearing.

The matter has been considered, and it is found, on the basis of the information set forth
in the application, as amended, that granting the requested exemption is appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, that the exemption under section 6(c) of the Act from rule 12d1-2(a) under the Act requested by Forward Funds, Forward Management, LLC, and Forward Securities, LLC (File No. 812-13996) is granted, effective immediately, subject to the condition contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary